Anthony R. Robertson Direct: 513.629.2807 arobertson@graydon.law	July 26, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

100 F Street, N.E.

Washington, DC 20549

RE:	Esoteric Brewing Company, LLC

Amendment No. 3 to the Offering Statement on Form 1-A

Filed July 6, 2018

SEC Comments July 19, 2018

File No. 024-10840

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Esoteric Brewing Company, LLC (the “Company”), to the Securities and Exchange Commission (the “Commission”) as correspondence. This letter contains the Company’s response to written comments received on July 19, 2018 in connection with the review of the Regulation A Offering Statement Form 1-A, as amended, filed electronically on July 6, 2018. Set forth below is a summary of the comments received and the Company’s responses, in addition to other changes made to the Offering Circular.

Offering Circular

USE OR PROCEEDS – PAGE 10

1.	Comment: Please revise your disclosures throughout to discuss how the amount and use of proceeds will be affected if you only sell 25%, 50% and 75% of the Shares being offered.

Response:      Comment complied with. The table has been expanded to include use of proceeds in each of the scenarios above on page 11. More details have also been provided. Additionally, a risk disclosure has been added to page 8 describing the breakdown and the attendant risks.

U.S. Securities and Exchange Commission

July 26, 2018

2.	Comment: We note that you have omitted the financial statements and the related independent auditor’s reports on the financial statements that were previously included in your amended Form 1-A registration statement from the amendment filed on July 6, 2018. Please revise to include these required financial statements and the related audit reports in any future amendments to your Form 1-A registration statement. Refer to the Instructions to Part F/S to Form 1-A.

Response:      Comment complied with. Financial Statements have been reinserted.

Risk Factors. page 4

3.	Comment: The consent of the independent auditor does not reference the correct audit report dates which are April 20, 2018 and May 22, 2018. Please revise to include a currently dated consent of the independent auditor which references the correct audit report dates.

Response:      Comment complied with. New Exhibit 11.1 has been provided.

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Notwithstanding the comments, Esoteric Brewing Company, LLC acknowledges that:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact the undersigned at (513) 629-2807. Thank you in advance for your consideration.

Very truly yours,

/s/ Anthony R. Robertson

Anthony R. Robertson
On behalf of Esoteric Brewing Company, LLC

U.S. Securities and Exchange Commission

July 26, 2018

cc:

Ms. Linda Cvrkel

Office of Beverages, Apparel, and Mining

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mr. Craig Arakawa

Office of Beverages, Apparel, and Mining

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mr. Jonathan Burr

Office of Beverages, Apparel, and Mining

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mr. James Lopez Office of Beverages, Apparel, and Mining U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549